Deuce DroneLLC
Balance Sheet
(Unaudited)

	December 31, 2019
ASSETS	
Cash	$ -
Total current assets	-
Total assets	$ -
LIABILITIES AND MEMBERS' EQUITY	
Current liabilities	$ -
Total current liabilities	-
Commitments and contingencies	-
Membership interest units	-
Retained earnings	-
Total members' equity	-
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ -